Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement on Form S-4 of Turning Point Brands, Inc. of our report dated report dated March 16, 2020, except for Note 3, as to which the date is May 12, 2020 with respect to the disposition of the insurance segment operations which have been retrospectively reclassified and presented as discontinued operations, relating to our audit of the consolidated financial statements and financial statement schedule of Standard Diversified Inc. and subsidiaries for the year ended December 31, 2019, appearing in the Standard Diversified Inc. Form 8-K, dated May 12, 2020.

We also consent to the reference to our firm under the heading “Experts” in this Registration Statement.

/s/ RSM US LLP

Greensboro, North Carolina
June 10, 2020